UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

000-53878
(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Initial Public Offering and Preferred Shares Offering (Including Exercise of Underwriters’ Over-Allotment Options)

On April 23, 2013, Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) completed its initial public offering of 22,222,222 common shares (which includes the exercise of an option by the underwriters to purchase 2,898,550 common shares to cover over allotments) and a concurrent public offering of 3,450,000 Series A mandatory convertible junior non-voting preferred shares (which includes the exercise of an option by the underwriters to purchase 450,000 Series A preferred shares to cover over allotments), which we refer to as the Series A preferred shares. As a result, Intelsat S.A.’s common shares trade on the New York Stock Exchange under the symbol “I” and Intelsat S.A.’s Series A preferred shares trade on the New York Stock Exchange under the symbol “I PR A.” The Series A preferred shares have a liquidation preference of $50.00 per share, a dividend rate of 5.75%, payable quarterly, and a mandatory conversion date of May 1, 2016.

Issuance of Redemption Notices and Prepayments

6 1/2% Senior Notes due 2013

On April 23, 2013, Intelsat Investments S.A. (formerly known as Intelsat S.A., “Intelsat Investments”) issued a notice of redemption pursuant to the indenture (the “2013 Notes Indenture”) governing its 6  1/2% Senior Notes due 2013 (the “2013 Senior Notes”) that it intends to redeem all of Intelsat Investments’ $353,550,000 aggregate principal amount of the 2013 Senior Notes at a redemption price equal to the sum of (A) the greater of (i) 100% of the principal amount of the 2013 Senior Notes and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the 2013 Notes Indenture) discounted to the Redemption Date (as defined below) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the 2013 Notes Indenture) plus 35 basis points, plus (B) accrued and unpaid interest thereon to the Redemption Date on May 23, 2013 (the “Redemption Date”). In accordance with the 2013 Notes Indenture, the Treasury Rate will be determined on the third business day preceding the Redemption Date and will be announced by a subsequent notice to holders of the 2013 Senior Notes. The redemption of the 2013 Senior Notes will be funded by the proceeds of the initial public offering and concurrent Series A preferred shares offering.

Intelsat Jackson Senior Unsecured Credit Agreement Prepayment

On April 23, 2013, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) prepaid approximately $138,218,000 of indebtedness outstanding under the $810.9 million Senior Unsecured Credit Agreement, dated as of July 1, 2008 (as amended, restated, supplemented or otherwise modified to the date hereof, the “New Intelsat Jackson Senior Unsecured Credit Agreement,”), by and among Intelsat Jackson, Intelsat Luxembourg (as defined below), the financial institutions from time to time party thereto as lenders, Credit Suisse Cayman Islands Branch, as administrative agent, Banc of America Bridge LLC, as syndication agent and Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. as joint lead arrangers and joint bookrunners. The partial prepayment of the New Intelsat Jackson Senior Unsecured Credit Agreement was funded by the proceeds of the initial public offering and concurrent Series A preferred shares offering.

11 1/4% Senior Cash Pay Notes due 2017

On April 23, 2013, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) issued a notice of redemption pursuant to the indenture governing its 11 1/4% Senior Cash Pay Notes due 2017 (the “2017 Senior Notes”) that it intends to redeem $366,400,000 aggregate principal amount of 2017 Senior Notes at a redemption price equal to 105.625% of the principal amount of the 2017 Senior Notes, plus accrued and unpaid interest thereon to the Redemption Date on the Redemption Date. The redemption of the 2017 Senior Notes will be funded by the proceeds of an insurance claim relating to the launch failure of the Intelsat 27 satellite.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: April 23, 2013	By:	/s/ Michael McDonnell
	Name:	Michael McDonnell
	Title:	Executive Vice President and Chief Financial Officer